July 22, 2010

Re:	MediaMind Technologies Inc. Registration Statement on Form S-1 File No. 333-165379

Mr. Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Shuman:

On behalf of our client, MediaMind Technologies Inc. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff in its review of the registration statement on Form S-1 filed by the Company on March 10, 2010 (No. 333-165379) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on April 29, 2010 and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on June 1, 2010. Attached as Exhibit A are three copies of pages of the Registration Statement, marked to show changes that are intended to be made to Amendment No. 2 and include information dependent upon the proposed price range (the “Supplemental Submission”). In light of the volatile nature of the capital markets in the current environment, the price range reflected in this Exhibit A has changed since our letter dated July 12, 2010, to $14.00-$16.00 after an anticipated stock split of 2:1 (equal to $28.00-$32.00 pre-split, compared to $30.00-$37.50 pre-split in our prior letter). Such price range is subject to change based upon market conditions, Company performance and other factors.

In connection with the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated April 6, 2010 (the “April Comment Letter”) received by the Company, the Company supplementally submitted materials in support of third-party statements utilized in the prospectus. As some third-party statements have since been updated, which updates are reflected in the Supplemental Submission, the Company is supplementally submitting as Exhibit B materials in support of third-party statements for which supportive materials were not previously provided, marked to show the relevant statements. All third-party market data in those statements are derived from reports by eMarketer, Inc. and ZenithOptimedia that are publicly available to subscribers. Neither the Company nor the underwriters commissioned either of the reports and neither were prepared in connection with the registration statement.

In addition, the Company previously undertook to provide written confirmation from the relevant warrant holders of their intent to exercise their warrants prior to effectiveness and written confirmation from certain of the Company’s holders of Series A-1 preferred shares of their intent to convert their shares into common stock prior to effectiveness. Each written confirmation is attached as Exhibits C and D, respectively, and are being submitted supplementally hereto.

In addition, in connection with the April Comment Letter, the Company undertook to respond to comment 15 in our response letter dated April 30, 2010. The Company’s response is set forth below, with the heading and numbered item set forth below corresponding to the heading and numbered item contained in the April Comment Letter. For the convenience of the Staff, the comment from the April Comment Letter is restated in bold italics prior to the Company’s response.

Principal and Selling Stockholders

15. Once the selling stockholders are identified, please confirm, if accurate, that none are broker-dealers or broker-dealer affiliates.

As disclosed in the Supplemental Submission, Sycamore Technologies Ventures L.P. (“Sycamore”) is the sole potential selling stockholder. Sycamore has confirmed that it is not a broker-dealer or a broker-dealer affiliate.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours,

/s/ Michael Kaplan Michael Kaplan

cc:	Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)
Kathleen Collins (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Gal Trifon, President and Chief Executive Officer
c/o Sarit Firon, Chief Financial Officer
MediaMind Technologies Inc.
Via facsimile (646) 274-6028

Colin Diamond Joshua G. Kiernan
White & Case LLP
Via facsimile (212) 354-8113

Exhibit A

Supplemental Submission